SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March

FUTUREMEDIA PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company

	By:	/s/ Leonard Fertig

Leonard Fertig
Chief Executive Officer

Date: March 9, 2006

FUTUREMEDIA PROVIDES UPDATE ON NASDAQ NOTICE
OF NON-COMPLIANCE

-HEARING SCHEDULED FOR MARCH 23, 2006-

Brighton, England – March 9, 2006 – Futuremedia plc (NasdaqCM: FMDAY), a leading European e-learning and managed benefits services provider, today announced that the Company’s hearing before a Nasdaq Listing Qualifications Panel has been scheduled for Thursday, March 23, 2006.

The Company previously announced that it had planned to request a hearing to review the notice from The Nasdaq Stock Market (a Staff Determination Letter), which noted the Company’s securities are subject to delisting from The Nasdaq Capital Market based upon the Company’s failure to comply with Nasdaq’s market value of listed securities requirement, and to request the continued listing of its American Depositary Shares on The Nasdaq Stock Market pending the Company’s compliance with the alternative requirement of $2,500,000 in shareholders’ equity.

The delisting action referenced in the Staff Determination Letter will be stayed until the Listing Qualifications Panel renders its decision. Pending the issuance of the Panel’s decision subsequent to the hearing, the Company’s American Depositary Shares will continue to be listed on The Nasdaq Stock Market under the symbol FMDAY.  The Company expects that the Panel will issue its decision within 30 days of the hearing date.

At the hearing the Company plans to present to the Panel its plans to achieve and sustain compliance with the shareholders’ equity requirement as noted above.  There can be no assurance that the Panel will grant the Company’s request for continued listing.

About Futuremedia:

Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company’s content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK’s Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

 “Safe Harbor” Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia’s expectations as of the date hereof. Such statements include expectations regarding: the continued listing of the Company’s ADSs on Nasdaq; and the Company’s future financial performance and the future performance of the Company’s products.  Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include: risks relating to the Company’s ability to maintain its Nasdaq listing (including the risk that the Company may not able to achieve compliance with the Nasdaq continued listing criteria within the required timeframe or at all and the risk that the Company may not be able to successfully appeal a Nasdaq delisting determination); risks relating to the Company’s ability to operate profitably in the future; risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company’s control); risks associated with the Company’s ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company’s ability to successfully develop its business in new geographic markets; the early stage of the e-learning and managed benefits markets; rapid technological change and competition; and other factors detailed in the Company’s filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

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Contact Information:

US - Mike Smargiassi/Corey Kinger
Brainerd Communicators, Inc.
+1 212 986 6667
ir@futuremedia.co.uk

UK - Gerry Buckland
+44 7919 564126
info_db@mac.com